UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   March 2018

File No.   000-55295

Snipp Interactive Inc.

(Name of Registrant)

 110 Spadina Avenue, Unit #810, Toronto, Ontario, Canada M5V 2K4

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

   FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

(Registrant)

Dated: March 17, 2018	By: /s/ “Jaisun Garcha” Jaisun Garcha, Chief Financial Officer

Exhibits:

99.1

News Release dated March 12, 2018

99.2

News Release dated March 13, 2018

99.3

News Release dated March 15, 2018